SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
BIOTIME INC.
(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)
Steven Bayern 26 West Broadway #1004 Long Beach, NY 11561 (516) 431-2121
(Name, address and telephone number of person authorized to receive notices and communications)
April 12, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s)) (Page 1 of 14 Pages)

CUSIP No. 09066L105		13D	Page 2 of 14 Pages

1		NAME OF REPORTING PERSON: Cyndel & Co., Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ____________**
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES	7	SOLE VOTING POWER	940,476
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	940,476
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	940,476
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.1-%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105		13D	Page 3 of 14 Pages

1		NAME OF REPORTING PERSON: Steven Bayern. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	2, 013,656
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,0.13,656
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,013,656
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.6%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 4 of 14 Pages

1		NAME OF REPORTING PERSON: Cynthia Bayern. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	355,700
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	355,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	355,700
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.6%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 5 of 14 Pages

1		NAME OF REPORTING PERSON: Patrick Kolenick. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	80,100
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,383,670
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	80,100
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,383,670
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,463,770
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	6.3%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 6 of 14 Pages

1		NAME OF REPORTING PERSON: BN Ventures, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: _________________
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York*
NUMBER OF SHARES	7	SOLE VOTING POWER:	274,286
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	274,286
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	274,286
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.2%
14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105		13D	Page 7 of 14 Pages

1		NAME OF REPORTING PERSON: SJCMB Family Limited Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	74,200
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	74,200
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	74,200
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.3%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105		13D	Page 8 of 14 Pages

1		NAME OF REPORTING PERSON: Huntington Laurel Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	443,194
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	443,194
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	443,194
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.9%
14	TYPE OF REPORTING PERSON:	PN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D dated December 26, 2005 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of the undersigned reporting persons (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and the information presented in response to Item 6 is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown their respective cover page, which information is incorporated by reference herein by such Reporting Person. The percentages are based upon the number of shares shown as outstanding on the Company’s annual report on Form 10-K for the year ended December 31, 2005 plus and 100,000 shares issuable to the lenders under the Credit Agreement (as defined below).

(c) Information concerning transactions in the Shares by the Reporting Persons in the last 60 days is set forth in Item 6.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 12, 2006, BioTime entered into a Revolving Line of Credit Agreement (the “Credit Agreement”) with Alfred D. Kingsley, Cyndel & Co., Inc., and George Karfunkel, investors in BioTime, under which BioTime may borrow up to $500,000 for working capital purposes at an interest rate of 10% per annum. The credit line will expire, and any funds borrowed must be repaid, on the earlier of October 31, 2007 or when BioTime receives $600,000 in new funding through the sale of capital stock, the receipt of licensing and similar fees in excess of $1,000,000, from other borrowing, or any combination of those sources. Under the Credit Agreement, BioTime will prepay, and the credit line will be reduced by, any funds received prior to the maturity date from those sources. In consideration for making the line of credit available, BioTime issued to the investors at total of 100,000 common shares. The line of credit is collateralized by a security interest in BioTime’s right to receive royalty and other payments under its license agreement with Hospira, Inc. Cyndel has agreed to lend BioTime up to $166,666.67, and will receive 33,333 Shares, under the Credit Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3
Revolving Credit Line Agreement between BioTime, Inc, Alfred D. Kingsley, Cyndel & Co., Inc., and George Karfunkel, dated April 12, 2006. (Incorporated by reference to BioTime’s Form 10-K for the year ended December 31, 2005)

Exhibit 4	Security Agreement executed by BioTime, Inc., dated April 12, 2006. (Incorporated by reference to BioTime’s Form 10-K for the year ended December 31, 2005)
Exhibit 5	Revolving Credit Note of BioTime, Inc. in the principal amount of $166,666.67 dated April 12, 2006.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: April 18, 2006

s/Steven Bayern
Steven Bayern

s/Cynthia Bayern
Cynthia Bayern

s/Patrick Kolenik
Patrick Kolenik

Cyndel & Co., Inc.

By:	s/Patrick Kolenik
Patrick Kolenik, President

BN Ventures, LLC

By:	s/Steven Bayern
Steven Bayern,
Managing Member

SJCMB Family Limited Partnership

By:	SSJCM, LLC, General Partner

By:	s/Steven Bayern
Steven Bayern, Managing Member

Huntington Laurel Partnership

By:	Huntington Laurel Capital Management LLC
General Partner

By:	s/Steven Bayern
Steven Bayern Member

By:	s/Patrick Kolenik
Patrick Kolenik Member